FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
April 27, 2006
LIHIR GOLD LIMITED
Level 7, Pacific Place
Cnr Champion Parade & Musgrave Street
Port Moresby, Papua New Guinea
(Address of principal executive office)

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

LIHIR GOLD LIMITED

/s/ Mark Laurie

By:
	Name	Mark Laurie
	Title:	Company Secretary

Date: 27 April 2006

Q1 Production Report
April 2006

Forward-looking statements
This presentation may contain certain forward-looking statements regarding (i) estimated reserves, (ii) anticipated production profiles and characteristics, (iii) expected capital requirements, (iv) forecast cost profiles or (iv) plans, strategies and objectives of management. Such forward looking statements are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors, many of which are beyond the control of Lihir, which may cause actual results to differ materially from those contained in this announcement. Lihir can give no assurances that the estimates, profiles, capital, cost profiles and plans will not materially differ from the statements contained in this release.

Arthur Hood
Managing Director

Highlights
· Gold production of 184,000 oz
· Mining material movements improving steadily
· Unit mining costs reducing
· Gold grades remaining high
· Cost savings continuing from geothermal power
· Good progress in Flotation and Geothermal expansions
· Management team strengthened
· On track to achieve full year target of 670,000 oz
· Evaluating major growth options for the future

Quarterly production
Gold production, (oz, 000)
193 184 172 165 167 160 155 131 128 131 130 112 101
Q1 03 Q2 03 Q3 03 Q4 03 Q1 04 Q2 04 Q3 04 Q4 04 Q1 05 Q2 05 Q3 05 Q4 05 Q1 06

Gold grades remaining high
Mill feed grade, (g/t)
8.54 7.15 6.31 5.26 4.91 4.88 4.65 4.41 4.41 Q1 03 Q2 03 Q3 03 Q4 03 Q1 05 Q2 05 Q3 05 Q4 05 Q1 06

Material movements >Budget
Quarterly Material Movements (Kt)
14098 13146 12835 11272 10834 10251 10447 9260 9004
Q1 04 Q2 04 Q3 04 Q4 04 Q1 05 Q2 05 Q3 05 Q4 05 Q1 06

Mining costs reducing
Mining costs per tonne ($US/t)
2.73 2.16 2.09 2.02 1.79 1.80 Q4 04 Q1 05 Q2 05 Q3 05 Q4 05 Q1 06

Cost guidance maintained
Gross Cash Costs Total Cash Costs per ounce per ounce
542 462 340 380 316 341 272 276 217 246
Q1 05 Q2 05 Q3 05 Q4 05 Q1 06 Q1 05 Q2 05 Q3 05 Q4 05 Q1 06

Revenues rising
($US Millions)
140 550
500
500
120 465
450
413
100
101 400
342
80
350
80
76
300
60
57
250
40
175 200
20
150
12
0 100
Q1 05 Q2 05 Q3 05 Q4 05 Q1 06
Revenue Average gold price/oz (cash and non cash)

Immediate Focus
· Achieve Budget material movements
· Deliver 670,000ozs
· Optimise existing operations
· Complete flotation & geothermal projects
“Do what we say we are going to do”

Corporate Development
Maximise potential of Lihir Island Operations
· Initial expansion review completed
· Three +1 million oz pa options identified
· Scoping Study commenced
M & A
· Disciplined
· Add Shareholder value

www.lihir.com.pg